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NTS

Form Type: SC TO-I
Document Name: mif_schto03062012.htm
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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____

SCHEDULE TO
_____

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934.
_____

NTS MORTGAGE INCOME FUND

(Name of Subject Company (Issuer))

BLUEGREEN INVESTORS LLC
(Name of Filing Person (Offeror and Affiliate of Issuer))
_____

COMMON STOCK
(Title of Class of Securities)

629419102
(CUSIP Number of Class of Securities)
_____

J.D. Nichols,
Chairman of the Board of Directors
of NTS Mortgage Income Fund and
Manager of Bluegreen Investors LLC
10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800

(Name, address, and telephone number of person authorized to receive notices
and communications on behalf of filing persons)

with copies to:

Paul T. Jenson, Esq.
Shefsky & Froelich Ltd.
111 East Wacker Drive
Suite 2800
Chicago, IL 60601
(312) 836-4066

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee:
$2,419,807.8361	$277.31

*   Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying the $1.00 tender offer purchase price by 2,419,807.8361, the maximum number of shares of common stock to be purchased in the offer. The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $114.60 for each $1,000,000 of the value of the transaction.

☐   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐   third-party tender offer subject to Rule 14d-1.   ☐   going-private transaction subject to Rule 13e-3.
☒   issuer tender offer subject to Rule 13e-4.   ☐   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

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TABLE OF CONTENTS

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO ("Schedule TO") relates to a Tender Offer (as defined herein) by Bluegreen Investors LLC, an affiliate of the issuer (the "Offeror"), to purchase all the outstanding shares of common stock, $0.001 par value (the "Common Stock") of NTS Mortgage Income Fund, a Delaware corporation (the "Company") that are not presently owned by either the Offeror and its affiliates or the Company or their officers, directors, managers and affiliates. In this Schedule TO the term "Shares" refers to the Common Stock not presently owned by either the Offeror or the Company or their officers, directors, managers or affiliates. The Tender Offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 6, 2012, and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), which, together with any amendments or supplements thereto, constitute the "Tender Offer."

This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended. To the extent noted, information set forth in the Offer to Purchase is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided therein.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet: Questions and Answers About Our Offer" is incorporated herein by reference.

Item 2. Subject Company Information.

(a)   *Name and Address*. The name of the issuer to which this Schedule TO relates is NTS Mortgage Income Fund, a Delaware corporation. The address of the Company's principal executive offices is 10172 Linn Station Road, Louisville, Kentucky 40223. The Company's telephone number is (502) 426-4800.

(b)   *Securities*. The securities which are the subject of the Tender Offer consist of the 2,419,807.8361 shares of Common Stock issued and outstanding that are not presently owned by either the Offeror and its affiliates or the Company or their officers, directors, managers or affiliates. As of March 6, 2012 there were 3,187,327.7120 shares of Common Stock issued and outstanding, of which 767,519.8759 shares of Common Stock are owned by either the Offeror or the Company or their officers, directors, managers or affiliates.

(c)   *Trading Market and Price*. There is currently no established trading market for the Common Stock.

Item 3. Identity and Background of Filing Person.

(a)   *Name and Address*. The Filing Person for this Schedule TO is Bluegreen Investors LLC, a Delaware limited liability company ("Bluegreen"), and an affiliate of the Company by virtue of its relationship to the Company's Chairman of the Board of Directors and the sole director of NTS Corporation, the Company's sponsor, Mr. J.D. Nichols ("Mr. Nichols") and the Company's President, Mr. Brian Lavin ("Mr. Lavin"). Mr. Nichols and Mr. Lavin have decision-making authority with regard to the Company. Mr. Nichols and Mr. Lavin own 75% and 25% of Bluegreen's outstanding membership interests, respectively. Mr. Nichols is the manager of Bluegreen and holds voting and investment authority over the 380,556.6310 shares of the Company's Common Stock currently owned by Bluegreen. Mr. Nichols, Mr. Lavin's and Bluegreen's address is 10172 Linn Station Road, Louisville, Kentucky 40223, and their telephone number is (502) 426-4800.

Item 4. Terms of the Transaction.

(a)   *Material Terms.* The information in the Offer to Purchase under the heading "Summary Term Sheet: Questions and Answers About Our Offer" is incorporated herein by reference.

(b)   *Purchases*. No Shares will be purchased from any officer, director or affiliate of the Company in connection with the Tender Offer.

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Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(e)   *Agreements Involving the Subject Company's Securities.* The Company is currently in the process of the orderly liquidation of its assets and liabilities. The Company adopted a Plan of Dissolution and Complete Liquidation ("Plan of Liquidation") in December 2008, and filed a corresponding certificate of dissolution with the Delaware Secretary of State on December 31, 2008. Since then, the Company has been in the process of the orderly liquidation of its assets and liabilities. The Company was unable to complete its liquidation within Delaware's three-year statutory period ending on December 31, 2011, primarily due to its inability to liquidate its single largest asset, the Fawn Lake development. Accordingly, the Company adopted an Amended Plan of Dissolution and Complete Liquidation on December 7, 2011 and, in accordance with Delaware law, petitioned the Delaware Court of Chancery for an extension of its deadline for liquidation of its assets to no later than April 30, 2012, to permit completion of the transactions disclosed below. On December 19, 2011, the Company was notified that its petition to the Delaware Court of Chancery for an extension of its liquidation deadline from December 31, 2011 to April 30, 2012 was approved.

On November 30, 2011, the Company's wholly owned subsidiary, NTS Virginia Development Company ("NTS/VA") entered into a contract with M/I Homes of DC, LLC ("M/I Homes") (the "M/I Homes Agreement"). The M/I Homes Agreement contemplates the sale of approximately 160 of the undeveloped lots in Section 15 of Fawn Lake over a multi-year period to M/I Homes. The base sales price for each of the lots is $61,000. The M/I Homes Agreement provides for price increases based on the dates the individual lots are ultimately conveyed to M/I Homes. The M/I Homes Agreement has been confirmed and the first closing of lots is scheduled for June 2012.

On December 7, 2011 the Company and its wholly-owned subsidiary, NTS/VA, entered into a non-binding letter of intent (the "NTS Offer") with NTS Development Company or its designated affiliate ("Devco") for the purchase and sale of substantially all of the remaining real estate assets of the Company and its subsidiaries at the Fawn Lake development and the Fund's 50% interest in Orlando Lake Forest Joint Venture ("OLFJV"). The only asset owned by OLFJV is an 11-acre tract of commercial land located in Seminole County, Florida. Total consideration for the Devco transaction could total in excess of approximately $16 million (this amount excludes consideration for the lots being sold to M/I Homes and lots that are subject to the NVR Offer, as defined below). Devco has the right to conduct due diligence in connection with its purchase. A closing on this transaction, if it occurs, is currently anticipated by April 30, 2012.

On February 22, 2012, NTS/VA and its affiliate Cedar Creek Virginia, LLC ("Cedar Creek") entered into a non-binding letter of intent ("NVR Offer") with NVR, Inc., d/b/a Ryan Homes ("NVR/Ryan") for the purchase and sale of sixty nine (69) lots in the Fawn Lake subdivision (56 lots owned by NTS/VA and 13 lots owned by Cedar Creek). The NTS/VA lots that are the subject of the NVR Offer include fully developed and yet to be developed lots. The base sales price for each of the lots is $80,000. It is anticipated that the lots will be purchased over a number of years. The NVR Offer anticipates price increases to the base sales price depending on the dates the individual lots are ultimately conveyed. The parties to the NVR Offer contemplate entering into a definitive purchase and sale agreement within 30 days. The purchase and sale agreement is expected to provide NVR/Ryan with a 30-day due diligence period to make various inspections of the property and determine whether it will proceed to closing or terminate the agreement.

The Company expects the orderly completion of the Company's transfer of its remaining assets and liabilities into a liquidating trust by April 30, 2012. If the M/I Homes Agreement, the NVR Offer and the NTS Offer close, the Company's remaining assets held in the liquidating trust would be: (i) rights to share in a percentage of profits from the sale of lots under the M/I Homes Agreement and the NVR Offer for five (5) years; (ii) rights to share in a percentage of profits from the sale of the remaining lots at Fawn Lake being purchased by Devco for five (5) years; (iii) interests in memberships at the Lake Forest Country Club of Louisville, Kentucky; and (iv) the rights of the Company's stockholders under the Guaranty Agreement as discussed below. Pursuant to the LOI transaction, at the end of five (5) years, Devco will purchase the balance of these remaining assets from the liquidating trust at a predetermined formula. Thereafter, presuming all its liabilities and obligations have been satisfied, final liquidating distributions will be issued to the Company's stockholders, and the remaining assets will be distributed.

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The timing and amounts of liquidating distributions, if any, will depend on the values at which the Company and the liquidating trustee can achieve the sale of the Company's remaining assets, the timing of such sales, the amount of the Company's liabilities, and the establishment of appropriate reserves.

Additionally, NTS Guaranty Corporation (the "Guarantor"), an affiliate of the Company's sponsor, has guaranteed pursuant to a guaranty agreement dated as of March 31, 1989, by and between the Company and the Guarantor (the "Guaranty Agreement") that, at the time that the Company is liquidated and dissolved, the total distributions the Company has made to its stockholders from all sources during its existence will be at least equal to the original capital contributions attributable to the Company's then outstanding shares of Common Stock. The original capital contributions attributable to the Company's outstanding shares of Common Stock were $63,690,000. As of March 6, 2012, the Company has paid distributions of approximately $23,141,000.

Any liability of the Guarantor under the guaranty is expressly limited to its assets. The Guarantor holds a $10,000,000 demand note receivable dated as of September 30, 1988 from Mr. Nichols (the "Demand Promissory Note"). There can be no assurance that Mr. Nichols will, if called upon, be able to honor his obligation to the Guarantor or that the Guarantor will be able to satisfy its obligation under the guaranty. The Guarantor, has in the past, and may in the future guarantee obligations of other third parties including guaranties of obligations owed by the Company's affiliates to other entities.

Based on the Company's most recent analysis, the entire assets of the Guarantor will be called upon to fulfill the capital return guaranty. Even with a $10,000,000 payment from the Guarantor, current estimates indicate that final liquidating distributions will be insufficient to return to stockholders an amount equal to original capital contributions attributable to the then outstanding shares of Common Stock.

On August 18, 2009, the Company amended its mortgage loan and obtained a development loan in the amount of $1,385,544 and as a condition to the bank entering into the loan, the Company, along with the Guarantor and Mr. Nichols, guaranteed the loan. In addition, on December 23, 2009, September 1, 2010, April 1, 2011 and December 22, 2011 the Company entered into agreements amending its loans. As a condition of the amendments, NTS Guaranty Corporation granted the Company's lender an unconditional and continuing guaranty that will secure the payment of the mortgage loan payable and the development loan, as amended. Pursuant to the LOI, Devco has agreed to assume the Company's mortgage loan and development loan; however, in the event these guaranties are called upon to repay all or a portion of the mortgage loan, the Guarantor's assets available to satisfy the guaranty to the stockholders would be reduced by the amount actually used to repay the mortgage loan and the development loan.

Finally, in the event the transactions contemplated in the LOI occur, NTS Guaranty has agreed to a modified payment schedule to satisfy its payment obligation under the guarantee as follows:

(a) on December 31, 2013, the aggregate sum of $500,000 or approximately $0.1569 per share of Common Stock;

(b) on December 31, 2014, the aggregate sum of $1,500,000 or approximately $0.4706 per share of Common Stock;

(c) on December 31, 2015, the aggregate sum of $1,500,000 or approximately $0.4706 per share of Common Stock;

(d) on December 31, 2016, the aggregate sum of $1,500,000 or approximately $0.4706 per share of Common Stock; and

(e) on December 31, 2017, the aggregate sum of $5,000,000 or approximately $1.5687 per share of Common Stock.

In the event any such payment is not made when due, the due dates of the remaining payments shall be accelerated by one year and shall be due and payable (along with any amounts due and unpaid) upon such

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accelerated schedule. The aggregate amount of such payments is equal to $10,000,000 or approximately $3.1374 per share of Common Stock.

The Guaranty Agreement, Demand Promissory Note, M/I Homes Agreement, NTS Offer, Amended Plan of Dissolution and Complete Liquidation and NVR Offer are filed as Exhibits d(i), d(ii), (d)(iii), (d)(iv), d(v) and d(vii), respectively, to this Schedule TO and incorporated herein by reference.

In addition to the foregoing, the information in the Offer to Purchase under the heading "Section 1. Background and Purpose of the Offer" and "Section 10. Information about Us and the Company" is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)   *Purposes.* The purpose of the Offer is to provide current holders of the Shares who desire to liquidate some or all of their investment in the Company with a method for doing so. No established trading market for the Shares exists; historically, there have been only isolated purchases and sales of the Shares. The Offeror believes that some holders of the Shares desire immediate liquidity, while other holders may prefer the opportunity to retain their Shares. The Offeror believes that holders of Shares should be entitled to make a choice between immediate liquidity and continued ownership and, thus, believes that this Offer accommodates the differing goals of both groups of stockholders. Stockholders who tender their Shares in the Offer are, in effect, exchanging certainty and liquidity for the potentially higher return of continued ownership of their Shares. The continued ownership of Shares, however, entails the risk of loss of all or a portion of the current value of their investment.

(b)   *Use of Securities Acquired.* The Offeror will retain the Shares purchased for cash in the Tender Offer.

(c)   *Plans.*

(1)   The Company, as a finite life corporation, is currently in the process of winding up its affairs in liquidation, pursuant to 8 Del. C. § 278. The Offeror is not currently planning or considering any proposals to interfere with this process, nor does the Offeror plan or propose to involve the Company or its subsidiaries in any extraordinary transactions other than the aforementioned liquidation.

(2)   As part of the liquidation process, the Company is regularly engaging in the transfer or sale of a material amount of the Company's assets. The Offeror, however, is not currently planning or considering any proposals to interfere with the transfer or sale of the Company's assets pursuant to the liquidation.

(3) - (10)   None.

Item 7. Source and Amount of Funds or Other Consideration.

(a)   *Source of Funds.* The Offeror is the sole source of the funds required for the Tender Offer. The $2,419,807.8361 required to purchase the Shares sought in the Tender Offer will come from the Offeror's cash or cash equivalents.

(b)   *Conditions.* None.

(d)   *Borrowed Funds.* No part of the funds required for the Tender Offer is expected to be borrowed.

Item 8. Interest in Securities of the Subject Company.

(a)   *Securities Ownership.* As of March 6, 2012, the total number of shares of Common Stock owned by the Offeror and its affiliates or the Company or their officers, directors, managers and affiliates is 767,519.8759, or 24.08% of the outstanding shares of Common Stock ("Affiliate Shares"). As of March 6, 2012, direct ownership of the Affiliate Shares is held as follows:

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	Affiliate Shares	% of the outstanding shares of Common Stock
Bluegreen Investors LLC	380,556.6310	11.94%
ORIG, LLC	276,643.0212	8.68%
Ocean Ridge Investments, Ltd.	95,792.9767	3.01%
NTS-Corporation	10,460.2760	0.33%
Mr. Gregory A. Wells (1)	4,066.9710	0.13%
Total	767,519.8759	24.08%

(1) Mr. Gregory A. Wells ("Mr. Wells") is the Company's Chief Financial Officer, Secretary and Treasurer.

As of March 6, 2012, beneficial ownership of the Affiliate Shares is held as follows:

	Affiliate Shares	% of the outstanding shares of Common Stock
Mr. Nichols (1)	596,537.9229	18.72%
Mr. Lavin (2)	166,914.9821	5.24%
Mr. Wells	4,066.9710	0.13%
Total	767,519.9710	24.08%

(1) Mr. Nichols owns: (i) 75% of Bluegreen Investors LLC; (ii) 75% of ORIG, LLC; (iii) 100% of Ocean Ridge Investments, Ltd.; and (iv) 75% of NTS-Corporation.
(2) Mr. Lavin owns: (i) 25% of Bluegreen Investors LLC; (ii) 25% of ORIG, LLC; and (iii) 25% of NTS-Corporation.

Assuming the Offer is fully subscribed, the Offeror, and our affiliates or the Company or their officers, directors, managers and affiliates will own, after the Offer, a total of 3,187,327.7120 shares of Common Stock, representing 100% of the Company's outstanding shares of Common Stock. The information set forth in the section of the Offer to Purchase entitled "Introduction" is incorporated herein by reference.

(b) *Securities Transactions.* To the knowledge of the Offeror, after making reasonable inquiry, during the 60 days preceding the date of this Schedule TO, none of the Offeror, Mr. Nichols, Mr. Lavin or the Company, its subsidiaries, its affiliates or the executive officers or directors of the Company or any of its subsidiaries has engaged in any transactions in shares of Common Stock.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) *Solicitations or Recommendations.* The information in the Offer to Purchase under the heading "Summary Term Sheet: Questions and Answers About Our Offer," "Section 3. Procedure for Tendering Shares" and "Section 16. Address; Miscellaneous" is incorporated herein by reference.

Item 10. Financial Statements.

(a) *Financial Information.* The Company's financial information is not material to the Tender Offer pursuant to Instruction 2 to Item 10 and, therefore, is not furnished with this Schedule TO. The consideration offered for the tender of the Shares consists solely of cash, the offer is not subject to any financing condition, and the offer is for all of the Company's outstanding Shares.

(b) Pro Forma Information. The Company's pro forma information is not material to the Tender Offer pursuant to Instruction 2 to Item 10 and, therefore, is not furnished with this Schedule TO. The consideration offered for the tender of the Shares consists solely of cash, the offer is not subject to any financing condition, and the offer is for all of the Company's outstanding Shares.

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Item 11. Additional Information.

(a) *Agreements, Regulatory Requirements and Legal Proceedings.* The only regulatory requirements that must be met are those imposed by applicable securities laws.

(b) *Other Material Information.* None.

Item 12. Exhibits.

See the Exhibit Index immediately following the signature page, which Exhibit Index is incorporated herein by reference.

Item 13. Information Required by Schedule 13E-3.

Not Applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2012

By: ***/s/ J.D. Nichols***
J.D. Nichols
Manager

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EXHIBIT INDEX

(a)(1)(i)   Offer to Purchase*

(a)(1)(ii)   Letter of Transmittal and Consent*

(a)(1)(iii) Letter to Stockholders*

(b)   Not applicable.

(d)(i)   Guaranty Agreement (previously filed in and incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007, as filed by the Company with the Securities and Exchange Commission on March 28, 2008 (file number 000-18550))

(d)(ii)   Demand Promissory Note (previously filed in and incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007, as filed by the Company with the Securities and Exchange Commission on March 28, 2008 (file number 000-18550))

(d)(iii)   Lot Purchase and Development Agreement dated November 30, 2011, between NTS/Virginia Development Company and M/I Homes of DC, LLC (previously filed in and incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 30, 2011, as filed by the Company with the Securities and Exchange Commission on December 6, 2011 (file number 000-18550))

(d)(iv)   Proposed Terms of Purchase Agreement for Fawn Lake Development Spotsylvania, Virginia (previously filed in and incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 7, 2011, as filed by the Company with the Securities and Exchange Commission on December 7, 2011 (file number 000-18550))

(d)(v)   Amended Plan of Dissolution and Complete Liquidation (previously filed in and incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated December 7, 2011, as filed by the Company with the Securities and Exchange Commission on December 7, 2011 (file number 000-18550))

(d)(vi)   Confirmation Notice (previously filed in and incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 30, 2011, as filed by the Company with the Securities and Exchange Commission on January 4, 2012 (file number 000-18550))

(d)(vii)   Letter of Intent to enter into an agreement to purchase Sixty-Nine (69) Single Family Detached Lots between NVR, Inc., d/b/a Ryan Homes and NTS/Virginia Development Company and/or its affiliate "NTS" (previously filed in and incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated February 22, 2012, as filed by the Company with the Securities and Exchange Commission on February 24, 2012 (file number 000-18550))

(g)   Not applicable

(h)   Not applicable

* Filed as an exhibit to this Schedule TO.

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